Exhibit 1.01 to Form SD

VAPOTHERM, INC.

Conflict Minerals Report

For the Reporting Period January 1, 2020 to December 31, 2020

This Conflict Minerals Report (“CMR”) has been prepared by Vapotherm, Inc. (the “Company,” “we,” “our” and “us”) for the reporting period January 1, 2020 to December 31, 2020. This CMR is being filed as an exhibit to the Company’s Specialized Report on Form SD (“Form SD”) and is intended to comply with the final conflict minerals implementing rules (“Conflict Minerals Rules”) promulgated by the Securities and Exchange Commission (“SEC”), as modified by subsequent SEC guidance. The Conflict Minerals Rules were adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 as codified in Section 13(p) of the Securities Exchange Act of 1934, as amended. The Conflict Minerals Rules impose certain reporting obligations on SEC registrants who manufacture or contract to manufacture products that contain certain “conflict minerals” that are necessary to the functionality or production of their products. “Conflict minerals” are currently defined by the SEC as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which the SEC has currently limited to tin, tantalum, and tungsten.

To comply with the Conflict Minerals Rules, we conducted due diligence on the origin, source and chain of custody of the conflict minerals that are necessary to the functionality or production of the products that we manufacture or contract to manufacture to ascertain whether these conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”) and financed or benefited armed groups (as defined in Section 1, Item 1.01(d)(2) of Form SD) in any of these countries.

Pursuant to SEC guidance issued April 29, 2014 and the SEC order issued May 2, 2014, the Company is not required to describe any of its products as “DRC conflict free” (as defined in Section 1, Item 1.01(d)(4) of Form SD), “DRC conflict undeterminable” (as defined in Section 1, Item 1.01(d)(5) of Form SD) or “having not been found to be ‘DRC conflict free,’” and therefore makes no conclusion in this regard in the report presented herein. In addition, this report is not audited and is not subject to an independent private sector audit.

I.	Company Overview

The Company is a global medical technology company focused on the development and commercialization of its proprietary Hi-VNI Technology products that are used to treat patients of all ages suffering from respiratory distress. In addition, as a result of our recent acquisition of HGE Health Care Solutions, LLC (“HGE”), we also sell a “software as a service” platform for ongoing management of chronic respiratory disease like chronic obstructive pulmonary disease (“COPD”).

II.	Product Overview

Precision Flow Systems Family

We currently offer four versions of our Precision Flow systems: Precision Flow Hi-VNI, Precision Flow Plus, Precision Flow Classic and Precision Flow Heliox. Our Precision Flow systems include a capital unit, a single-use disposable and a nasal interface. The capital unit contains all the electronic components and the input gas controls.

The single-use disposable component has two parts: (1) the disposable patient circuit, and (2) the triple-lumen delivery tube. We also sell a series of small-bore nasal interfaces and adapters.

Companion Products and Enhancements

We have launched companion products, which include (i) the Vapotherm Transfer Unit 2.0, (ii) the Q50 compressor, which provides a compact, relatively low noise, low cost source of compressed air necessary to run the Precision Flow systems in areas of the hospital without access to compressed air outlets built into the wall, (iii) the aerosol aeroneb adaptor, and (iv) a tracheostomy adaptor.

We also have a ProSoft cannula and an aerosol disposable patient circuit.

Market Expanding Products

We initiated a limited release of our Oxygen Assist Module to certain United Kingdom accounts in February 2020 and expanded that limited release into certain European accounts during 2020. The Oxygen Assist Module helps clinicians maintain oxygen levels within a target range by simplifying and automating adjustments to the Precision Flow systems’ delivery of oxygenated breathing gases based on feedback provided by oxygen levels in the patients. Additionally, we are continuing to engage with the U.S. Food and Drug Administration on the possibility of obtaining approval for an Investigational Device Exemption, or IDE, neonatal clinical study of our Oxygen Assist Module in the United States.

III.	Supply Chain Overview

We manage all aspects of product supply through our operations team based in Exeter, New Hampshire. We manufacture certain components of our Precision Flow systems in-house, but primarily rely on third-party suppliers to manufacture the majority of our Precision Flow systems’ components.

IV.	Conflict Minerals Analysis and Reasonable Country of Origin Inquiry

Based upon a review of our products and our reasonable country of origin inquiry (“RCOI”), we have concluded that:

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certain components of our Precision Flow Plus products, Q50 compressor, Oxygen Assist Modules, and disposables contain conflict minerals that are necessary to the production or functionality of such products; and

•	we are unable to determine whether certain conflict minerals present in our products originate in the Covered Countries.

We are therefore required by the Conflict Minerals Rules to file with the SEC a Form SD and a Conflict Minerals Report as an exhibit thereto.

V.	Design of Due Diligence Measures

The Company designed its due diligence with respect to the source and chain of custody of the conflict minerals contained in its products based on the five-step framework set forth in the Third Edition of the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the supplements thereto (the “OECD Guidance“).

VI.	Due Diligence Measures Performed by the Company

The Company performed the following due diligence measures in accordance with the OECD Guidance and the Conflict Minerals Rules:

OECD Guidance Step #1: Establish Strong Company Management Systems

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The Company maintains a Conflict Minerals Policy (the “Conflict Minerals Policy”) that sets forth (i) the Company’s commitment to complying with the Conflict Minerals Rules; (ii) the Company’s goal that conflict minerals sourced from conflict-affected or high-risk areas anywhere in the world be responsibly sourced; (iii) the Company’s expectations of its suppliers that may source conflict minerals, including the expectation that suppliers comply with the Conflict Minerals Policy; and (iv) the procedures that the Company maintains for reporting unethical or illegal conduct.

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The implementation of the Company’s RCOI and the conducting of due diligence on the source and chain of custody of the Company’s necessary conflict minerals are managed by the Company’s purchasing and legal departments. To the extent that red flags or other issues are identified in the supplier data acquisition or engagement processes, these issues and red flags will be addressed by the responsible individuals within the purchasing and legal departments.

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The purchasing and legal staff responsible for conflict minerals compliance are required to be familiar with the Company’s Conflict Minerals Policy and with the Company’s conflict minerals-related processes and procedures.

•	Records of material conflict minerals-related documentation are maintained electronically by the Company indefinitely from the date of creation.

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The Company’s existing suppliers have been provided with a copy of the Conflict Minerals Policy, and new suppliers will be provided with a copy of the Conflict Minerals Policy as part of the Company’s standard supplier onboarding process. The Company’s suppliers are expected to fully comply with the Conflict Minerals Policy.

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Interested parties can report violations of the Conflict Mineral Policy by telephone message to the Company’s external, confidential toll-free telephone Professional Conduct Hotline at 1-844-308-2530, by submitting a claim on www.intouchwebsite.com/VapothermProfessionalConduct or by email at VapothermProfessionalConduct@GetInTouch.com. These mechanisms are publicly disclosed under the “About Us—Investors—Governance—Governance Documents” section of the Company’s website, www.vapotherm.com.

OECD Guidance Step #2: Identify and Assess Risk in the Supply Chain

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Because the Company’s direct suppliers are, like the Company, often removed from suppliers who are sourcing the conflict minerals from smelters and refiners, the Company must rely upon responses from its suppliers for information about the source of conflict minerals contained in the Company’s products. The Company has certain suppliers who are also suppliers to other public company medical device companies and thus are familiar with the Conflict Minerals Rules requirements and obligations of SEC registrants, like the Company. The Company also has long-term relationships with several of its suppliers, which the Company believes has been and will continue to be helpful in connection with the Company’s Conflict Minerals Rule compliance efforts.

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The Company requests that its suppliers, identified as a result of the Company’s RCOI process, complete in full the Responsible Minerals Initiative Conflict Minerals Reporting Template (the “CMRT”). The CMRT is used to provide the Company with information regarding those suppliers’ practices with respect to the sourcing of conflict minerals to enable it to comply with its requirements under the Conflict Minerals Rules. The CMRT will be distributed to the identified suppliers at least annually to obtain information regarding changes in supplier circumstances.

•	The Company’s purchasing and legal departments manage the collection of information reported on the CMRT by its suppliers.

•	The Company utilizes a series of escalating responses to address the failure of a supplier to provide the information required by the CMRT.

OECD Guidance Step #3: Design and Implement a Strategy to Respond to Identified Risks

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If, on the basis of red flags that are identified as a result of either (i) the supplier data acquisition or engagement processes or (ii) the receipt of information from other sources, the Company determines that there is a reasonable risk that a supplier is sourcing conflict minerals that are directly or indirectly financing or benefiting armed groups, the Company will enforce the Conflict Minerals Policy.

•	Such escalations may range from prompt engagement with the supplier to resolve the sourcing issue to disengagement by the Company from the applicable supplier.

OECD Guidance Step #4: Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Given that we do not have a direct relationship with the smelters and refiners that process the conflict minerals that are present in our products, we rely on the Responsible Minerals Initiative (the “RMI”) to conduct third-party audits of smelters and refiners.

OECD Guidance Step #5: Report on Supply Chain Due Diligence

As required by the Conflict Minerals Rules, we have filed a Form SD and a Conflict Minerals Report as an exhibit thereto for the 2020 reporting year. The Form SD and Conflict Minerals Report are also available under the “About Us—Investors—Financials—SEC filings” section of the Company’s website, www.vapotherm.com.

VII.	Survey Responses

We identified 84 suppliers who fell within the scope of our RCOI based on the type of component or part being supplied and the likelihood that the component or part contained a conflict mineral. We sent the CMRT to those 84 suppliers and received responses from 69, or approximately 82.1%, of them. Of the 69 suppliers who responded to the CMRT, 19, or approximately 27.5%, of them were identified as sourcing conflict minerals. Two of these suppliers responded that they are sourcing conflict minerals from Covered Countries.

Attached as Addendum A to this CMR is a list of the country locations of the smelters and refiners as reported by our suppliers that may have been used to process conflict minerals necessary to the functionality or production of our products during 2020, grouped according to the specific conflict mineral processed by such smelters and refiners. Because the information that we received from these suppliers was at a company-wide level, rather than at a product-specific level, we are unable to conclusively determine whether the smelters or refiners included in Addendum A were used to process the conflict minerals necessary to the functionality or production of our products from January 1, 2020 to December 31, 2020.

VIII.	Steps to Mitigate Risk

The Company has taken or intends to take the following steps to improve the information gathered in connection with its due diligence efforts and to mitigate the risk that its necessary conflict minerals benefit armed groups:

•	Continue to engage with suppliers to obtain complete CMRTs.

•	Encourage the development of supplier capabilities to perform conflict-minerals related due diligence.

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Continue to implement contractual provisions requiring that raw materials and components in the Company’s products are “conflict free,” and consider whether to transition to only “conflict-free” suppliers.

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Improve the Company’s risk management strategy to include procedures for additional outreach to suppliers, the suspension or termination of suppliers that do not comply with the Company’s sourcing policies, and the establishment of alternatives sources for raw materials and components that contain conflict minerals, if necessary.

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Encourage and influence the Company’s direct suppliers, other participants in its supply chain, and smelters and refiners to establish policies and a due diligence framework and management systems consistent with the OECD Guidance.

•	Provide ongoing training regarding emerging best practices and other relevant topics to purchasing and legal staff responsible for conflict minerals compliance.

•	Continue to communicate and report publicly on the Company’s supply chain due diligence process as required by the Conflict Minerals Rules.

Legal Notice Regarding Forward-Looking Statements

This CMR contains forward-looking statements, including statements about steps to improve the information gathered in connection with its due diligence efforts and to mitigate the risk that its necessary conflict minerals benefit armed groups. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “intend,” “potential” or “continue” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Each forward-looking statement is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statement. Applicable risks and uncertainties include, but are not limited to the following: we have incurred losses in the past and may be unable to achieve or sustain profitability in the future; we may need to raise additional capital to fund our existing commercial operations, develop and commercialize new products, and expand our operations; our dependence on sales generated from our Precision Flow systems; competition from multi-national corporations that have significantly greater resources than us and are more established in the respiratory market; the ability for Precision Flow systems to gain increased market acceptance; our inexperience directly marketing and selling our products; the potential loss of one or more suppliers; our susceptibility to seasonal fluctuations; our failure to comply with applicable United States and foreign regulatory requirements; the failure to obtain U.S. Food and Drug Administration or other regulatory authorization to market and sell future products or our inability to secure, maintain, or enforce patent or other intellectual property protection for our products; the impact of the COVID-19 pandemic on our business, including our supply chain; and the other risks and uncertainties included under the heading “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December, 31, 2020, as filed with the SEC on February 24, 2021, and in any subsequent filings with the SEC. The forward-looking statements contained in this CMR reflect our views as of the date hereof, and we do not assume and specifically disclaim any obligation to update any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law.

Documents Incorporated By Reference

Unless otherwise stated herein, any documents, third party materials or references to websites (including the Company’s) are not incorporated by reference in, or considered to be a part of this CMR, unless expressly incorporated by reference herein.

Addendum A

Non-Conformant Smelter and Refiner Country Locations by Conflict Mineral

Conflict Mineral	Smelter or Refiner Country Location
Gold	Uganda
Gold	Zambia
Tin	Rwanda